# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: IREN Ltd, CIK 0001878848
CUSIP: Q4982L109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: LEVEL 6, 55 MARKET STREET, SYDNEY, Australia (C3), NSW 2000
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001595888-25-000076
Filed by CIK 0001595888

## Reporting persons
- JANE STREET GROUP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,196,304; sole dispositive power 0; shared dispositive power 5,196,304; aggregate amount beneficially owned 5,196,304 (2.4% of the class)
- Jane Street Capital, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,230; sole dispositive power 0; shared dispositive power 7,230; aggregate amount beneficially owned 7,230 (0% of the class)
- Jane Street Options, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,189,074; sole dispositive power 0; shared dispositive power 5,189,074; aggregate amount beneficially owned 5,189,074 (2.4% of the class)
- Jane Street Global Trading, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: IREN Ltd
Address of issuer's principal executive offices: LEVEL 6, 55 MARKET STREET, SYDNEY, AUSTRALIA, NSW 2000.

## Item 2. Person Filing
Name of person filing:
Jane Street Group, LLC; Jane Street Capital, LLC;
Jane Street Global Trading, LLC; Jane Street Options, LLC
Address of principal business office or, if none, residence:
Jane Street Group, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Capital, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Global Trading, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Options, LLC
250 Vesey Street
6th Floor
New York, NY 10281
Citizenship: See Item 4 of Cover Page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 5196304
Percent of class: 2.4
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 5196304
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 5196304

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Subsidiary

Jane Street Capital, LLC
Jane Street Options, LLC
Jane Street Global Trading, LLC

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- JANE STREET GROUP, LLC: Tien-Fu Liu, Managing Director (05/13/2025)
- Jane Street Capital, LLC: Tien-Fu Liu, Managing Director (05/13/2025)
- Jane Street Options, LLC: Tien-Fu Liu, Managing Director (05/13/2025)
- Jane Street Global Trading, LLC: Tien-Fu Liu, Managing Director (05/13/2025)